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                            SCHWARTZ INVESTMENT TRUST

                                                                 FILED VIA EDGAR
                                                                 ---------------

August 10, 2009


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


 Re: Schwartz Investment Trust (the "Trust")
     File Nos. 811-07148
     Response to Staff's Comments on Form N-CSR for Year Ended December 31, 2008


Ladies and Gentlemen:

      Mr. Kevin Rupert of the Commission's staff recently contacted us to provide comments on the Trust's Form N-CSR for the fiscal year ended December 31, 2008. The following are the comments provided and the Trust's response to each:

      1. During the years ended December 31, 2008 and 2007, Schwartz Investment Counsel, Inc. (the "Adviser") reimbursed $71,643 and $176,249, respectively, to the Ave Maria Catholic Values Fund (the "Fund") for losses realized on the disposal of investments purchased in violation of investment restrictions. When the Adviser determined to reimburse the Fund for such losses, did the Trust's Independent Trustees participate in that decision?

RESPONSE: The Independent Trustees were advised of the violation by the Trust's Chief Compliance Officer at a meeting of the Board on October 26, 2007. The Independent Trustees discussed the matter with their independent legal counsel and instructed the Adviser to immediately analyze the transaction in question to determine the amount of potential loss suffered by the Fund, and then report back to the Independent Trustees so that the Board might consider what action, if any, to take. Based on the Adviser's calculation of the loss to the Fund, the Adviser reimbursed the Fund in the amount of $176,249 in late 2007. The Adviser's calculation reflected a reduction for a "tax benefit" to shareholders, as the transaction giving rise to the violation of the investment restriction had been engaged in to realize capital losses, to offset realized gains, for tax purposes for the benefit of Fund shareholders. After further consideration of the Adviser's calculation and consultation with its counsel and the Trust's independent registered public accounting firm, the Independent Trustees requested that the Adviser make an additional payment to the Fund, fully reimbursing the amount of the Fund's loss with no reduction for a "tax benefit." The Adviser made this second payment to the Fund, in the amount of $71,643, in early 2008.

      2. Were additional controls implemented to prevent a recurrence of the circumstances that caused the losses to the Fund?

RESPONSE: As a result of the violation of the investment restriction, the Adviser monitors portfolio composition and compliance on a more frequent basis. The Trust's administrator provides the Adviser with weekly portfolio compliance monitoring reports for each series of the Trust.


We acknowledge that:

o the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank  you  for  your  comments.   Please   contact  the   undersigned  at
513/587-3403 if you have any questions.


Very truly yours,

/s/ John F. Splain

John F. Splain
Assistant Secretary